Exhibit 7.1

SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT

Shareholder Proposal:

Gregory M. Shepard, 7028 Portmarnock Place, Bradenton, FL 34202, who beneficially owns 3,602,900 Class A shares and 397,100 Class B shares of Donegal Group Inc. (“DGI” or the “Company”), submits the following proposal:

RESOLVED: That the shareholders of DGI, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of an investment banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or outright sale of DGI, and the shareholders further request that the Board take all other steps necessary to actively seek a sale or merger of DGI on terms that will maximize share value for shareholders.

Supporting Statement:

You are urged to vote “Yes” for this proposal for the following reasons;

I believe that the Company’s growth plans are outdated, without focus, unrealistic, and competitively disadvantageous, and have both failed and fallen behind industry norms causing stock analysts and investors to lose faith and interest in the Company’s prospects, precipitating a decline that is unlikely to reverse itself without the Company merging or being sold to a larger insurer with different management, stronger financial resources, a broader spread of risk and a better track record of providing a reasonable return to shareholders.

DGI has not been successful in delivering a positive return for its shareholders. On October 31, 2012, DGI’s Class A and Class B stock prices were, respectively, 36% lower and 4% higher than six years earlier. On October 31, 2006, DGI’s Class A stock price was $20.31 per share and DGI’s Class B stock price was $17.67 per share.

As the owner of approximately 18.0% and 7.1%, respectively, of the Class A and Class B shares of DGI, I believe the Company’s shares trade at a substantial discount to their realizable value if the Company combined with another insurer. Examples of such realization of value include the 1998 Nationwide-ALLIED combination (74% premium over pre-announcement share price), the 2001 State Auto-Meridian combination (135% premium over the share price immediately before American Union’s tender offer, and the 2012 Nationwide-Harleysville combination (137% premium over share price five business days preceding announcement).

As a committed investor in DGI, my focus is for the Company to enhance value for its investors. Based on the aforesaid examples, no amount of rate increases, fortuitous avoidance of catastrophic storms, or other operational improvements can unleash realization of the Company’s shares’ true value as would a merger or sale of the Company to another insurer.

Therefore, I believe that the greatest value to the shareholders will be realized through a merger or sale of the Company. The Board should take advantage of the market for financial institution consolidation and low interest rates by immediately seeking out opportunities to merge into a larger and more competitive insurer or find an opportunity for shareholders to sell their stock to a larger and more competitive insurer. A vote for this shareholder proposal would benefit all shareholders.